EXHIBIT 4.1

CONSULTING AGREEMENT

        THIS AGREEMENT is made and entered into, effective February 1, 2006 (the “Effective Date”), by and between Gary L. Vars (“Consultant”), and Insignia Systems, Inc. (the “Company”).

Recitals

        The Company markets in-store advertising products, programs and services to retailers and consumer packaged goods manufacturers, including the Point-Of-Purchase Services (POPS) in-store advertising program. Consultant is the former President of the Company’s POPS Division, and has valuable knowledge and skills which can contribute to the Company’s business. The Company wishes to retain Consultant to assist in the operation of its business.

Agreement

        1.       Consulting Services.   Commencing on the Effective Date, and continuing until terminated in accordance with Section 2, Consultant shall provide sales, marketing and other general business consulting services, as requested by the Company’s CEO or its Board of Directors. Consultant’s schedule shall be agreed to between the parties. Consultant shall be available at least 15 hours per week, except in the event of sickness, reasonable vacation, or other excused absence. Consultant shall use his best efforts in the performance of his services, and shall perform them in a professional and business-like manner, in accordance with industry standards, and in accordance with all applicable laws and regulations.

        2.       Duration.   This Agreement shall commence on the Effective Date, and shall continue for a period of three years, unless terminated earlier by the Company by written notice in the event of Consultant’s death, substantial and continuing disability, or for cause. Cause is defined as Consultant’s (a) conviction of a felony, (b) commission of embezzlement or dishonesty involving the Company, or (c) failure to perform assigned duties in accordance with this Agreement which is not cured within ten days after written notice, or which recurs after being cured previously. Any term or condition contained in this Agreement that is intended to continue after termination shall survive.

        3.       Compensation.   In exchange for his services, the Company shall pay Consultant the sum of $200,000, in 24 equal semi-monthly installments of $8,333.33, each, for the first 12 months following the Effective Date. Consultant has also been granted a non-qualified stock option to purchase 75,000 shares of the Company’s common stock. If this Agreement is terminated during the first 12 months following the Effective Date, no payments shall be made after the effective date of the termination.

        4.       Status of Consultant.   Consultant is an independent contractor and not an employee. Nothing in this Agreement shall be construed to create any other type of relationship between the parties. Consultant shall not be eligible for coverage under any of the Company’s employee benefit plans, and shall not be eligible for workers’ compensation benefits from the Company or its insurer. Consultant has no authority to enter into any contracts or agreements on behalf of the Company or bind the Company in any matter.

        5.       Tax Matters.   The Company shall not withhold federal or state income taxes on any compensation paid to Consultant and shall not pay FICA or any other payroll tax on any compensation paid to Consultant. Consultant understands that it is his obligation to pay income taxes and self-employment taxes on the compensation paid to him by the Company.

        6.       Confidential Information.   “Confidential Information” means information not generally known to persons outside of the Company, which is proprietary to the Company, including trade secrets and other information about designs, drawings, artwork, advertising copy, processes, methods, products, systems, prices, technology, finances, employees, suppliers and customers. All such information obtained by Consultant from any source will be presumed to be Confidential Information, regardless of whether it is so marked or identified. Notwithstanding the foregoing, the following shall not be considered Confidential Information for the purposes of this Agreement: (a) any information Consultant can demonstrate was in his legitimate possession prior to the time of disclosure by the Company; (b) any Confidential Information that was in the public domain prior to disclosure by the Company to Consultant, or that comes into the public domain through no fault of Consultant; (c) any Confidential Information that is disclosed to Consultant by a third party who has legitimate possession thereof and has the right to make such disclosure; and (d) any Confidential Information that Consultant is required to disclose by a court order or applicable law.

        Consultant expressly recognizes that any Confidential Information obtained by him, directly or indirectly, is, and shall be treated by Consultant as, the exclusive property of the Company. Except as permitted in writing in advance by the Company, Consultant shall not use for his own benefit or the benefit of any person or organization other than the Company, or disclose to any other person for any purpose, any Confidential Information. On termination of Consultant’s work, for any reason whatsoever, or at the earlier written request of the Company, all Confidential Information in Consultant’s possession, in any form and including all copies and excerpts, will be returned to the Company in good condition.

        7.       Creations.   Consultant agrees to promptly disclose all inventions, creations, discoveries, designs, drawings, artwork, writings, advertising copy, processes, methods, products, systems, and know-how (whether or not copyrightable, patentable and/or reduced to practice), made, conceived or learned of by Consultant during the period he is performing services for the Company, which relate or result from the actual or anticipated business of the Company or from the use of the Company’s premises or property (the “Creations”).

        Consultant also acknowledges that the Creations that have been developed by Consultant in connection with the Company’s business are works made for hire which are the sole property of the Company. To the extent any such items do not constitute works made for hire, Consultant hereby irrevocably assigns all right, title and interest in such items to the Company. Consultant agrees to execute any documents or instruments reasonably required to evidence or perfect the Company’s rights in any of such items, including any documents required by the United States Patent and Trademark Office or the United States Copyright Office. Consultant hereby appoints the Company as his attorney-in-fact to execute any documents or instruments hereunder upon Consultant’s failure or refusal to do so.

        8.       Non-Competition and Non-Solicitation.   Consultant agrees that, during the term this Agreement is in effect, and for one year thereafter (the “Restricted Period”), he shall not directly or indirectly provide services to any person or entity who is then engaged in the marketing or sale of in-store advertising products, programs and services, and is also a customer or client of the Company, or who was a customer or client during the six months prior to that time. Consultant also agrees that, during the Restricted Period, he shall not directly or indirectly hire or contract with any person who is then an employee or consultant of the Company, or who has been an employee or consultant of the Company during the six months prior to that time.

        9.       Remedies.   Consultant recognizes that money damages would not be an adequate remedy to the Company for breach of Sections 6, 7 or 8 of this Agreement, and agrees that in the event of breach of either of such Sections, the Company is entitled to seek additional judicial relief, including, but not limited to, restraining orders, injunctions, an accounting, and attorney’s fees.

        10.       Legality.   The parties covenant and agree that the provisions contained in this Agreement are reasonable and are not known or believed to be in violation of any federal or state law or regulation. In the event a court of law finds any provision to be illegal or unenforceable, such court may modify such provision to make it valid and enforceable. Such modification shall not affect the remainder of this Agreement which shall continue at all times to be valid and enforceable.

        11.       Assignment.   This Agreement may not be assigned by Consultant without the advance written consent of the Company, and may not be assigned by the Company except in connection with a sale of all or substantially all of its assets, a merger, or other business combination. Subject to the foregoing, this Agreement shall be binding upon, and shall inure to the benefit of, the heirs, representatives, successors, and permitted assigns of the parties.

        12.       Interpretation and Amendment.   This Agreement shall be interpreted in accordance with Minnesota law, except to the extent preempted by federal law. This Agreement constitutes the entire agreement of the parties on the subject matter hereof, superseding any prior oral or written agreements. This Agreement can be amended or modified only in a writing signed by the party to be bound.

        IN WITNESS WHEREOF, the parties have caused the execution of this Agreement as of the day and year first above written.

Consultant

/s/ Gary Vars
Gary Vars

INSIGNIA SYSTEMS, INC.

By:	/s/ Scott Drill
Its: CEO